Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-128071

August 22, 2007

John Deere Capital Corporation

$300 million 5.350% Senior Notes Due January 17, 2012

Issuer:	John Deere Capital Corporation

Title of Securities:	5.350% Senior Notes Due 2012

Ratings:	A2 / A (Stable / Stable)

Format:	MTN Program

Trade Date:	August 22, 2007

Time of First Sale to Public:	4:45 p.m. EST

Settlement Date (T+3):	August 27, 2007

Maturity Date:	January 17, 2012

Aggregate Principal Amount Offered:	$300,000,000

Re-offer Spread:	+100 bps

Benchmark Treasury:	4.625% Treasury Notes due July 31, 2012

Treasury Price:	101-5+

Treasury Yield:	4.358%

Re-offer Yield:	5.358%

Coupon:	5.350%

Re-offer Price:	99.975%

Gross Spread:	0.325%

All-in Price (%):	99.650%

All-in Yield:	5.442%

Net Proceeds ($):	$298,950,000

All-in spread to Treasury:	+108 bps

Interest Payment Dates:	Semi-annually on each January 17 and July 17, commencing on January 17, 2008

Daycount Fraction:	30 / 360

CUSIP:	24422EQJ1

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc.

Co-Managers:	BNP Paribas Securities Corp., HSBC Securities (USA) Inc., BBVA Securities, Inc., and Fifth Third Securities, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408.